SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


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3Q22 Results

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: 3Q22 Highlights

Metrics	3Q22	Δ vs. 3Q21
Gross Sales (R$ million)	5,195	+105.6%
ASK (Billion)	10.3	+41.3%
RPK (Billion)	8.4	+40.9%
Load Factor	81.3%	-0.2 p.p.
Yield (R$ cents)	44.97	+50.9%
Pax Revenue (R$ million)	3,760	+112.7%
RASK (R$ cents)	38.99	+48.2%
CASK[2] (R$ cents)	36.45	+6.5%
EBITDA[2]	695.2	NM
EBITDA Margin	17.3%	+30.8 p.p.

- Net Debt[1]/EBITDA LTM[2]: **9.1x**
- PRASK (R$ cents): **36.56** *(+51% vs. 3Q21)*
- CASK Ex-fuel (US$ cents): **3.64** *(-5% vs. 3Q19)*

1. Including 7x aircraft lease and excluding perpetual bonds.
2. Recurring operating results, excluding non-recurring costs.
3. Cash, investments, trade receivables and deposits (does not include unencumbered assets).

Capacity And Network Rebound


Brazil
GOL

Sustainable growth focused on resuming capacity in premium markets and in developing new markets.

+550 Daily Flights

+200 Markets Served

~7mm Pax Carried

+20 New Destinations[1]

ASKs Evolution (in million)


+41%
7,280
10,110
9,021
10,283
3Q21
1Q22
2Q22
3Q22

Highlights vs. 3Q21

- + 41% ASKs
- - 0.2 **p.p.** Load Factor
- + 39% Pax Carried

1. Considers new destinations inaugurated and announced by the Company, including via codeshare

Evolution of Operational Indicators


RASK
(R$ cents)
+48%
27.67
26.31
35.94
38.99
3Q19
3Q21
2Q22
3Q22


CASK
Ex-Fuel[1]
(U$ cents)
-24%
3.64
4.78
3.93
3.64
3Q19
3Q21
2Q22
3Q22


Yield
(R$ cents)
+51%
31.50
29.80
43.00
44.97
3Q19
3Q21
2Q22
3Q22


Aircraft
Utilization
(Hours/Day)
+9%
12.6
10.2
10.2
11.1
3Q19
3Q21
2Q22
3Q22

1 Recurring operating results, excludes non-recurring expenses.

Daily Sales Evolution – 3Q22
(7 days – R$ million)


Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct

Sales – Quarterly
(R$ thousand)


+468%
391,119
70,759
269,270
494,386
401,975
3Q19
3Q21
1Q22
2Q22
3Q22

New levels of operational efficiency



3Q19	3Q22
~115 Operating Fleet[1]	~102 Operating Fleet[1]
15 Boeing 737-MAX	37 Boeing 737-MAX
+ 14.2k Employees	+ 13,7k Employees
+ 12.6 Aircraft Utilization	+ 11,1 Aircraft Utilization
+ 3.7bn Net Revenue	+ 4,0bn Net Revenue
+ 19mm Smiles Customers	+ 20,5mm Smiles Customers

(1) Average Fleet

Best Productivity Benchmark



Leasing / Total ASK
5.2
6.6
5.3
1Q22
2Q22
3Q22



Fuel (Liters) / Total ASK
2.72
2.71
2.70
1Q22
2Q22
3Q22

GOL's business model allows the best cost structure aligned with the best productivity among competitors

Leadership in Cost and Productivity



CASK Ex-Fuel (US$ million)
3.6
4.3
4.8
5.0
6.0
GOL
Azul
AEROMEXICO
CopaAirlines
LATAM



Consumption (fuel liters) / ASK
27.0
28.2
30.6
31.0
34.6
GOL
CopaAirlines
Azul
AEROMEXICO
LATAM

1. Data for GOL referring to 3Q22 recurring, and for competitors, referring to 2Q22 published. Costs adjusted by each Company Stage Lenght

Fleet Update


737NG
737MAX
Fleet Plan
145
136
139
147
150
108
92
83
82
75
37
44
56
65
75
3Q22
2022E
2023
2024
2025

- 737-NG Redeliveries
- Freighter Conversions
- Higher Utilization
- Demand Rebound

Highlights 3Q22

- Delivery of 3 Boeing 737-MAX 8
- Return of 2 Boeing 737-NG
- ~26% of Fleet comprised by 737-MAX
- 4% Reduction in fuel consumption per block hour *(3Q22 vs. 3Q21)*

Lower CO_2 emission rates among competitors


Customers (million)
20.5
+1.8%
20.1
19.7
19.3
19.0
3Q21
4Q21
1Q22
2Q22
3Q22


Sales (R$ million)
1,260
+26%
1,001
971
843
645
3Q21
4Q21
1Q22
2Q22
3Q22

+20 million of Customers

+47.3 billion of miles redeemed

The largest and the most valuable mileage program in Brazil

Profitability Resumption


Net Revenue
(R$ billion)
+109%
1,915
4,010
3Q21
3Q22
EBIT
(%)
+36.6 p.p.
-30.1 %
6.5 %
3Q21
3Q22
EBITDA[1]
(%)
+30.8 p.p.
-13.5 %
17.3 %
3Q21
3Q22

- **>R$5.0 billion** in sales in 3Q22, a record level for the Company. Corporate market positioning and brand value boost revenue
- **-24%** unit cost excluding fuel vs. 3Q21, increased productivity and operational fleet, increased aircraft utilization and reduction of average age
- **Only airline in the region** with potential to further dilute unit cost, as capacity resumes towards pre-pandemic levels.

1 Recurring operating results, excludes non-recurring expenses.

2022 Perspectives

Financial Forecasts	2022E Previous	2022E Updated
Total fleet (average)	132 - 138	135 - 140
Total operational fleet (average)	101 - 104	100 - 102
ASKs, System (% change yoy)	55 - 65%	50 - 55%
Seats, System (% change)	55 - 65%	50 - 55%
Departures, System (% change)	55 - 65%	50 - 55%
Average load factor (%)	~80%	~81%
Ancillary revenues. net[1] (R$bn)	~1.0	~1.1
Total net revenues (R$ billion)	~15.4	~15.4
Non-fuel CASK[2] (US$ cents)	~3.5	~3.7
Fuel liters consumed (mm)	~1,150	~1,110
Gross Global Scope 1 emissions (000 m t CO_2)	~2,950	~2,800
Total Fuel Consumed (1.000 liters per RPK)	~33.7	~33.7
GHG Emissions/Flight Hour (t CO_2)	~8.4	~8.4
Fuel price (R$/liter)	~5.7	~5.9
EBITDA margin[2] (%)	~20%	~19%
EBIT margin[2] (%)	~8%	~7%
Net financial expense[3] (R$bn)	~1.8	~1.9
Pre-tax margin[3] (%)	~0%	~0%
Effective income tax rate (%)	~0%	~0%
Capex, net[4] (R$ mm)	~700	~650
MAX Aircraft Acquisitions (R$mm)	~1,000	~900
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.2	~3.2
Financial Debt (US$bn)	~2.0	~2.2
Net Debt[5] / EBITDA[2] (x)	~8x	~9x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~NA	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~NA	~0

(1) Cargo, loyalty, in-flight purchases, and other ancillary income;

(2) Recurring operating results;

(3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance, less capitalized maintenance financing and maintenance costs;

(5) Including 7x Aircraft Lease and excluding perpetual bonuses;

(6) Considers the exercise of stock options that can be issued from the stock option program and related to Exchangeable Senior Notes.

Cash Flow


(R$ billion)
Operational +1.1
Investment (0.4)
Financial (1.0)
4.0
4.8
-3.6
-0.1
-0.4
0.0
-0.6
-0.4
3.7
Initial Liquidity 2Q22
Operating Inputs
Operating Outputs
Change in Receivables and Deposits
CAPEX
Net Funding
Lease Payment
Interest and Other Financial Expenses
Final Liquidity 3Q22

Increase in operating cash inflows as a result of GOL's discipline in capacity management and ability to pass on volatility in oil and exchange rate prices

Liquidity Management



(R$ million)
-2,457
6.2
3,043
1,674
2,059
1,382
-2,128
7,305
5,937
1,368
-5,551
-1,069
-6,620
-4,198
-1,931
586
3.7
Liquidity 4Q19 3
Cash 4Q19
Operational Result
Working Capital
Aircraft
Capex
Funding
Amort.
Leasing
Interest and others
Cash 2Q22
Liquidity 3Q22 3
Capital Increase
Acquisition of Smiles Minority Interest and Dividends

Δ Cash	(2.4)
Δ Debt [1]	0.7
Δ Others [2]	(3.1)

1- Includes Funding and Amortization.
2- Includes all cash variation, excluding funding and amortization.
3- Comprises Cash, Cash Equivalents, Financial Investments, Restricted Cash, Accounts Receivable and Deposits.

Liability Management

(R$ billion)



Debt Amortization Schedule, excluding refinancing
(R$ billion)[1]
3.71
0.11
0.01
0.32
0.01
0.32
0.01
0.43
0.02
0.51
1.33
Liquidity 3Q22
4Q22
1H23
2H23
2024
2025+
Debt in US$
Exchangeable Senior Notes US$
Debt in R$

1- In the currency of issuance/contracting.
2- Excluding perpetual bonuses.

Balance Sheet Preservation

GOL's Liability Management maintained the Balance Sheet at stable levels[1]

Balance Sheet
USD billion


0.0
2.1
2.1
2.2
2.1
2.1
4Q19
4Q21
1Q22
2Q22
3Q22

1. Includes only the line of short-term and long-term loans and financing

Liquidity, Debt and Leverage



Liquidity[1]
In US$ billion
1.5
0.7
0.7
0.0
0.8
0.7
4Q19
4Q21
1Q22
2Q22
3Q22



Net Debt[2] / EBITDA LTM[3]
4.2x
9.7x
10.1x
-1.0
9.5x
9.1x
4Q19
4Q21
1Q22
2Q22
3Q22

1. Cash, cash equivalents, short-term investments, deposits and receivables; 2. Including 7x annual aircraft lease and excluding perpetual bonus. 3. Considers direct and recurring costs.

ESG | Emission Reduction Plan

2035 — 2050

Current

- **Lower Consumption/ASK in region**. (70.5K ton CO_2/ASK).
- **Only Brazilian company that offers** a global compensation solution (Moss).
- 41% of female leadership.
- SEC ADR III and B3 Level 2 in Governance.

Mid-Term

- **10% reduction in fuel consumption.**
- GOL plans to use 2%-5% SAF fuel.
- 5% of fuel compensation.
- 50% of top female leadership.
- Best place to work (Diversity and Inclusion).

Long-Term

- **Net Zero**
  GOL remains focused on its commitment to achieving carbon neutrality by 2050. The IEnvA process provides a complete validation of the Company's Environmental Management System (EMS) at a level equivalent to the ISO 14001 standard.

ICO2 B3 **Total Emission (tCO_2e)* 1.831.263,06**

Operating with B737 MAX we achieved a 16% reduction in CO_2 emissions (compared to B737-NG).

Investors Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ri


GOL


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